EXHIBIT 11
COMPUTATION OF PRIMARY EARNINGS PER SHARE

                                          For the three months
                                          ended March 31, 1997
                                          1997         1996
Net (loss) income                           ($694)     ($2,229)
Shares:
Weighted average number of shares
 of common stock outstanding              3,804,085    3,761,315
Shares assumed issued (less
 shares purchased for
 treasury) on stock option
 agreements                                   2,559        2,559
Rounding                                        356           70
                                          3,807,000    3,765,000
Net (loss) income per Common Share           $(0.18)      $(0.59)
